EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Summit Financial Corporation

We consent to incorporation by reference in the registration statements (No. 33-83538, 33-94962, 33-94964 and 333-101367) on Form S-8 of Summit Financial Corporation and subsidiaries of our report dated February 22, 2005, with respect to the consolidated balance sheets of Summit Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 10-K of Summit Financial Corporation and subsidiaries.

/s/ KPMG LLP
Greenville, South Carolina
March 1, 2005